UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)*

FAO, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

30240S600

(CUSIP Number)

George W. Carlis

Saks Incorporated

750 Lakeshore Parkway

Birmingham, Alabama 35211

205-940-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 23, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*	This amendment solely corrects the percentage of outstanding FAO, Inc. common stock, $0.001 par value, beneficially owned by Saks Incorporated and does not reflect a change in the ownership of, or any acquisition or disposition of shares of, FAO common stock by Saks.

CUSIP No. 001296102

1.	Name Of Reporting Persons S.S. or I.R.S. Identification No. of above person (entities only) SAKS INCORPORATED IRS EMPLOYER IDENTIFICATION NO. 62-0331040

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Tennessee

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 3,333,333 (See Item 5.) 8. Shared Voting Power 0 (See Item 5.) 9. Sole Dispositive Power 3,333,333 (See Item 5.) 10. Shared Dispositive Power 0 (See Item 5.)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,333,333 (See Item 5.)

12.	Check Box if The Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 55.7% (See Item 5.)

14.	Type of Reporting Person CO

This Amendment No. 1 to Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”) of FAO, Inc. (“FAO”) and is being filed on behalf of Saks Incorporated (“Saks” or the “Reporting Person”) to amend the Schedule 13D originally filed on May 5, 2003 by Saks. This amendment solely corrects the percentage of outstanding Common Stock beneficially owned by Saks and does not reflect a change in the ownership of, or any acquisition or disposition of shares of, such Common Stock by Saks.

On April 3, 2003, Saks entered into a Securities Purchase Agreement with FAO and certain other purchasers, as amended on April 21, 2003 (the “Purchase Agreement”) pursuant to which Saks purchased 5,000 shares of Class I Convertible Preferred Stock, Series A, $0.001 par value per share, of FAO (the “Class I Preferred Stock”) which shares are convertible into Common Stock.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

(a)-(b) Pursuant to the Purchase Agreement, Saks acquired 5,000 shares of Class I Preferred Stock which it may convert at any time into 3,333,333 shares of Common Stock. The 3,333,333 shares of Common Stock beneficially owned by Saks constitutes 55.7% of the outstanding Common Stock, based on 2,655,732 shares of Common Stock outstanding as reported in a Current Report on Form 8-K filed by FAO on April 21, 2003. Assuming the conversion of all shares of Class I Preferred Stock and other convertible securities of FAO as reported in such Form 8-K, this percentage would drop to 12.1%. Saks has sole voting and dispositive power over the shares of Class I Preferred Stock held by it, and intends to have sole voting and dispositive power over the shares of Common Stock issuable upon conversion of the Class I Preferred Stock.

(c) Other than as set forth in this Schedule 13D, to the best of the Reporting Person’s knowledge as of the date hereof, neither the Reporting Person nor any executive officer or director of the Reporting Person beneficially owns any Common Stock, and there have been no transactions in shares of the Common Stock effected during the past 60 days by any of the foregoing.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 6, 2003 Date	SAKS INCORPORATED

	By:	/s/ GEORGE W. CARLIS
	Name: Title:	George W. Carlis Vice President and Associate General Counsel